Room 4561
      December 30, 2005

Mr. Rajeev Madhavan
Chief Executive Officer
Magma Design Automation, Inc.
5460 Bayfront Plaza
Santa Clara, California 95054

Re:   	Magma Design Automation, Inc.
      Item 4.01 Form 8-K, filed December 22, 2005
      File No. 000-33213

Dear Mr. Madhavan:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed December 22, 2005
1. We note the disclosure of material weakness related to the accounting of stock compensation expense and the Mojave earn out compensation. In detail, please describe the nature of each material weakness and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated or intend to restate any prior period for any adjustment resulting from the material weakness; and if not, why not. Tell us in detail the steps you have taken or plan to take and the procedures you implemented or plan to implement to correct each material weakness.

      *******

	As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Stathis Kouninis at
(202)
551-3476 or me at (202) 551-3489.


							Sincerely,


							Brad Skinner
							Accounting Branch Chief
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Mr. Rajeev Madhavan
Magma Design Automation, Inc.
December 30, 2005
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